Filed Pursuant to Rule 424(b)(2)
Registration No. 333-156695

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
UBS AG Fixed to Floating Rate Notes Linked to the Consumer Price Index due March 25, 2021	$1,000,000	$116.10
(1) Calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended.
(2) The filing fee was previously paid on March 24, 2011.

AMENDMENT No. 1* dated March 25, 2011 to PRICING SUPPLEMENT dated March 22, 2011 (To Prospectus dated January 13, 2009)

UBS AG $1,000,000 Fixed to Floating Rate Notes

Linked to the Consumer Price Index due March 25, 2021

Market Strategies to Complement Traditional Fixed Income Investments

Investment Description

Fixed to Floating Rate Notes Linked to the Consumer Price Index (the “Notes”) are unsubordinated and unsecured obligations of UBS AG (“UBS” or the “Issuer”). The Notes offer the potential for returns linked to the CPI Year-Over-Year Change (as defined below). The Applicable Interest Rate for the first 24 Monthly Interest Periods (such period ending on March 25, 2013, the “Fixed Interest Rate Period”) will be 3.65% per annum. The Applicable Interest Rate for each subsequent Monthly Interest Period will be equal to (i) the CPI Year-Over-Year Change for the relevant CPI Determination Date (which could be negative) plus (ii) 2.00% per annum (the “Spread”; the sum of the CPI Year-Over-Year Change and the Spread is referred to herein as the “Floating Interest Rate”), subject to a maximum interest rate of 8% per annum (the “Interest Rate Cap”) and a minimum interest rate of 0% per annum. Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of UBS. If UBS were to default on its payment obligations, you may not receive any amounts owed to you under the Notes and you could lose your entire investment.

You will not earn interest during any Monthly Interest Period after the Fixed Interest Rate Period unless, on the CPI Determination Date corresponding to such Monthly Interest Period, the Floating Interest Rate is positive; provided, however, that if the Floating Interest Rate is greater than the Interest Rate Cap, the Applicable Interest Rate will be equal to the Interest Rate Cap. Because the actual interest amount payable on your Notes on any Interest Payment Date occurring after the Fixed Interest Rate Period may be a relatively low amount or even zero in periods of mild inflation or periods of deflation, the return on your Notes over their term may be significantly less than the return on a comparable fixed rate debt instrument.

Features

❑ Initial Two Years of Fixed Interest Followed by Exposure to the CPI Year-Over-Year Change: After the Fixed Interest Rate Period, the Notes provide you with the potential for returns linked to the CPI Year-Over-Year Change, subject to the Interest Rate Cap.

Key Dates

Trade Date	March 22, 2011
Settlement Date	March 25, 2011
Interest Payment Dates

Monthly on the 25th day of each month, commencing on April 25, 2011, during the term of the Notes. If any such day is not a business day, interest will be paid on the immediately succeeding day that is a business day, with the same effect as if paid on the original due date.

Maturity Date	March 25, 2021
CUSIP:	90261JGR8
ISIN:	US90261JGR86
Issue Price:	Variable price reoffer

Note Offering

See “Additional Information about UBS and the Notes” on page 2. The Notes we are offering will have the terms set forth in the accompanying prospectus and this pricing supplement. See “Risk Factors” beginning on page 9 of this pricing supplement for risks related to an investment in the Notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these Notes or passed upon the adequacy or accuracy of this pricing supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense. The Notes are not deposit liabilities of UBS AG and are not FDIC insured.

UBS Securities LLC has agreed to purchase the Notes from us at 100.00% of the principal amount, resulting in aggregate proceeds to us of $1,000,000. UBS Securities LLC will agree to sell to one or more other securities dealers, and such other securities dealers will agree to purchase from UBS Securities LLC, all or a portion of the aggregate principal amount of the Notes at 99.30% of the principal amount. Such other dealers propose to offer the Notes from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale. Agents or dealers participating in the initial offering of the Notes to the public may only sell the Notes in such offering at a price that is greater than 98.00% but not more than 100.00% of the principal amount, resulting in an aggregate initial price to public of between $980,000 and $1,000,000.

* This amendment No. 1 is being filed to correct the original issue price of each note on page 15.

UBS Investment Bank

Pricing Supplement dated March 25, 2011

Additional Information about UBS and the Notes

UBS has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read these documents and any other documents relating to this offering that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents for free from the SEC website at www.sec.gov. Our Central Index Key, or CIK, on the SEC web site is 0001114446.

Alternatively, UBS will arrange to send you these documents if you so request by calling toll-free 800-722-7370. You may access these documents on the SEC website at www.sec.gov as follows:

♦ Prospectus dated January 13, 2009:
http://www.sec.gov/Archives/edgar/data/1114446/000095012309000556/y73628b2e424b2.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. In this document, the “Notes” refers to the Fixed to Floating Rate Notes Linked to the Consumer Price Index that are offered hereby. Also, references to the “accompanying prospectus” mean the UBS prospectus, dated January 13, 2009.

Investor Suitability

The Notes may be suitable for you if:

♦ You seek an investment with a return linked to the CPI Year-Over-Year Change and understand the complex factors that influence inflation.

♦ You believe that, after the Fixed Interest Rate Period, the sum of the CPI Year-Over-Year Change plus the Spread, subject to the Interest Rate Cap, during the period in which you will hold the Notes will generally result in an effective yield that is more than that of a comparable fixed rate debt instrument.

♦ You are willing and able to hold the Notes to maturity and are aware that there may be little or no secondary market for the Notes.

♦ You are comfortable holding Notes with unpredictable interest payments, which could result in your receiving little or no interest on your Notes for some or all of the eight years remaining following the Fixed Interest Rate Period.

♦ You are willing to accept the creditworthiness of UBS, as issuer of the Notes, for all payments under the Notes, and understand that if UBS were to default on its payment obligations, you may not receive any amounts under the Notes and could lose your entire investment.

The Notes may not be suitable for you if:

♦ You do not seek an investment linked to inflation and are not familiar with the complex factors that influence inflation.

♦ You believe that, after the Fixed Interest Rate Period, the sum of the CPI Year-Over-Year Change plus the Spread, or the application of the Interest Rate Cap, during the period in which you hold the Notes will generally result in an effective yield that is less than that of a comparable fixed-rate debt instrument.

♦ You are uncomfortable holding notes with unpredictable interest payments that may be negatively impacted by complex factors that influence inflation, and which could result in you receiving little or no interest for some or all of the three-year term of the Notes.

♦ You are unable or unwilling to hold the Notes to maturity.

♦ You seek an investment for which there will be an active secondary market.

♦ You are unable or unwilling to assume the credit risk associated with UBS, as issuer of the Notes, for any payment under the Notes, including any repayment of principal.

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review carefully the “Risk Factors” beginning on page 9 of this pricing supplement for risks related to an investment in the Notes.

What are the tax consequences of the Notes?

The law applicable to the U.S. federal income taxation of instruments such as the Notes is technical and complex. Accordingly, this discussion represents only a general summary, and you should review carefully the section in this pricing supplement entitled “Supplemental U.S. Tax Considerations” and should consult your own tax advisor. The Notes will be subject to the special rules governing contingent payment debt instruments for U.S. federal income tax purposes. Under this treatment, if you are a United States holder, you will be required to accrue ordinary income in each taxable year based on the comparable yield of the Notes subject to any positive or negative adjustments as described in greater detail under “Supplemental U.S. Tax Considerations.” In addition, any gain recognized upon a sale, exchange or retirement of a Note generally will be treated as ordinary interest income for U.S. federal income tax purposes. See the section entitled “Supplemental U.S. Tax Considerations” for an additional discussion of the U.S. federal income tax treatment of the ownership and disposition of the Notes.

Please see the accompanying prospectus for a discussion of certain Swiss tax considerations relating to the Notes.

Final Terms

Issuer	UBS AG, Jersey Branch
Calculation Agent	UBS AG, London Branch
Aggregate Principal Amount	$1,000,000
Denomination	$1,000 principal amount per Note
Minimum Investment	$1,000 (1 Note). Purchases must be in integral multiples of $1,000.
Issue Price	Variable price reoffer
Settlement Date	March 25, 2011
Maturity Date	March 25, 2021
Payment at Maturity	UBS will repay the full principal amount only if the Notes are held to maturity.[1] The total amount due and payable on the Notes on the Maturity Date will equal:
• the principal amount; plus
• unpaid interest accrued at the Applicable Interest Rate for the Monthly Interest Period ending on the Maturity Date.
Interest Payment Amount

The amount of interest to be paid on the Notes for a Monthly Interest Period is equal to the product of (a) the principal amount of the Notes, (b) the Applicable Interest Rate for that Monthly Interest Period and (c) 30/360.

Applicable Interest Rate	For each Monthly Interest Period occurring during the Fixed Interest Rate Period, the Applicable Interest Rate will be 3.65% per annum.

For each Monthly Interest Period occurring after the Fixed Interest Rate Period, if on the relevant CPI Determination Date the sum of (i) the CPI Year-Over-Year Change plus (ii) the Spread is greater than zero, the Applicable Interest Rate will equal:

CPI Year-Over-Year Change (which may be negative) + Spread (the “Floating Interest Rate”)
provided, however, that if on the relevant CPI Determination Date the Floating Interest Rate is greater than the Interest Rate Cap, the Applicable Interest Rate will equal the Interest Rate Cap.

For each Monthly Interest Period occurring after the Fixed Interest Rate Period, if on the relevant CPI Determination Date the sum of (i) the CPI Year-Over-Year Change plus (ii) the Spread is zero or negative, the Applicable Interest Rate will equal zero.

You will not earn interest during any Monthly Interest Period occurring after the Fixed Interest Rate Period unless, on the CPI Determination Date corresponding to such Monthly Interest Period, the sum of the applicable CPI Year-Over-Year Change plus the Spread is positive; provided, however, that if the Floating Interest Rate is greater than the Interest Rate Cap, the Applicable Interest Rate will be equal to the Interest Rate Cap. Because the actual interest payable on your Notes on any Interest Payment Date occurring after the Fixed Interest Rate Period may be zero or a relatively low amount in periods of low inflation or in periods of deflation, the aggregate return on your Notes over their term may be significantly less than the return on a comparable fixed-rate debt instrument.

Spread	2.00% per annum
Interest Rate Cap	8.00% per annum
Monthly Interest Period

Monthly from (and including) the 25th day of each month (or the Settlement Date, in the case of the first Monthly Interest Period) to (but excluding) the 25th day of the immediately succeeding month (or the Maturity Date, in the case of the final Monthly Interest Period).

Fixed Interest Rate Period	The first 24 Monthly Interest Periods ending on March 25, 2013.
Interest Payment Dates

The 25th day of each month, commencing on April 25, 2011, and ending on the Maturity Date; provided that if such day is not a business day, the interest for such period shall be paid on the immediately succeeding day that is a business day, with the same effect as if paid on the original due date.

CPI Determination Date

For each Monthly Interest Period occurring after the Fixed Interest Rate Period, the day that corresponds to the Interest Payment Date for such Monthly Interest Period (or April 25, 2013, in the case of the first Monthly Interest Period occurring after the Fixed Interest Rate Period).

Record Dates	The business day immediately prior to the relevant Interest Payment Date.
Daycount Basis	30/360
Business Day Convention	Following Unadjusted
CPI (or Consumer Price Index)

The Non-Seasonally Adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers published by the Index Sponsor on its internet website www.bls.gov/cpi/home.htm, and currently available, for references purposes only on Bloomberg Screen CPURNSA (or such other page as may replace that page on that service, or such other service as may be nominated as the information vendor, for the purposes of displaying the level of such CPI). In the event the CPI is not calculated, announced, published or is succeeded by a successor index, the Calculation Agent shall determine the Applicable Interest Rate, as described below under “Consumer Price Index”. For additional information relating to the CPI generally, see “Consumer Price Index” below.

Index Sponsor	Bureau of Labor Statistics of the U.S. Department of Labor, or any successor index sponsor acceptable to the Calculation Agent
CPI Year-Over-Year Change

For any Monthly Interest Period occurring after the Fixed Interest Rate Period, the change in the CPI over the one-year period that ends three months prior to the related CPI Determination Date. For example, the CPI Year-Over-Year Change for a Monthly Interest Period with an Interest Payment Date on April 25, 2010 was 2.63%, which was the year-over-year change in the level of the CPI for January 2010 as compared to the level of the CPI for January 2009, and which was published in February 2010.

Defeasance	Neither full defeasance nor covenant defeasance will apply to the Notes.
CUSIP	90261JGR8
ISIN	US90261JGR86
Listing	None

For additional terms related to this offering, please see “General Terms of the Notes” beginning on page 12.

________________

1 Repayment of principal by UBS is dependent on the ability of UBS to satisfy its obligations as they come due.

Consumer Price Index

For purposes of the Notes, the CPI is the Non-Seasonally Adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, published monthly by the Index Sponsor. The CPI for a particular month is published during the following month. The CPI is a measure of the average change in consumer prices over time for a fixed market basket of goods and services, including food, clothing, shelter, fuels, transportation, charges for doctors and dentists services, and drugs. In calculating the CPI, price changes for the various items are averaged together with weights that represent their importance in the spending of urban households in the United States. The contents of the market basket of goods and services and the weights assigned to the various items are updated periodically by the Index Sponsor to take into account changes in consumer expenditure patterns. The CPI is expressed in relative terms in relation to a time base reference period for which the level is set at 100.0. The base reference period for the CPI is the 1982-1984 average.

The Calculation Agent shall calculate the CPI Year-Over-Year Change using the following equation:

CPI Initial means, for each CPI Determination Date, the CPI level observed for the month that is 15 months prior to the calendar month containing such CPI Determination Date (and which is reported the following month).

CPI Final means, for each CPI Determination Date, the CPI level observed for the month that is 3 months prior to the calendar month containing such CPI Determination Date (and which is reported the following month).

Notwithstanding the fact that the published CPI to be used in any calculation of CPI Initial or CPI Final is subsequently revised by the Index Sponsor, the Calculation Agent shall determine the Applicable Interest Rate payable using the CPI published prior to any such revision; provided, however, that if such revision is made in order to correct a manifest error (as determined by the Calculation Agent in its sole and absolute discretion), the Calculation Agent shall use the CPI as so corrected.

In the event that the CPI is discontinued, changed or rebased, the Calculation Agent will take action to designate an alternative index as necessary. See “General Terms of the Notes — Discontinuation of or Adjustments to the CPI; Alteration of Method of Calculation” on page 12.

Summary

This pricing supplement describes terms that will apply generally to the Notes. This pricing supplement should be read in connection with the accompanying prospectus.

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. In this pricing supplement, when we refer to the “Notes,” we mean the Fixed to Floating Rate Notes Linked to the Consumer Price Index that are offered hereby. Also, references to the “accompanying prospectus” mean the accompanying UBS prospectus, dated January 13, 2009. References to the “pricing supplement” mean the pricing supplement relating to your Notes prepared by UBS AG on the trade date.

Fixed to Floating Rate Notes Linked to the Consumer Price Index

The Fixed to Floating Rate Notes Linked to the Consumer Price Index (the “Notes”) are medium-term notes issued by UBS AG that pay interest monthly in arrears at a fixed rate of 3.65% per annum for the first 24 Monthly Interest Periods (such period ending on March 25, 2013, the “Fixed Interest Rate Period”) and thereafter at a rate per annum linked to the CPI Year-Over-Year Change. UBS will repay the full principal amount only if the Notes are held to maturity, subject to the creditworthiness of UBS. The Notes are unsubordinated and unsecured obligations of UBS AG that rank equally with its other unsecured unsubordinated obligations.

Interest on the Notes, if any, will be based on the Applicable Interest Rate, as determined by the Calculation Agent, payable monthly in arrears on the 25th day of each month, commencing on April 25, 2011 (each such date, an “Interest Payment Date”); provided that if such day is not a business day, interest will be paid on the immediately succeeding day that is a business day, with the same effect as if paid on the original due date. Interest, if any, will be computed on the basis of a 360-day year consisting of twelve 30-day months.

The initial Monthly Interest Period will begin on, and include, the Settlement Date and end on, but exclude, the 25th day of April 2011. Each subsequent Monthly Interest Period will begin on, and include, the 25th day of the month in which the preceding Monthly Interest Period ended and end on, but exclude, the 25th day of the immediately succeeding month. The final Monthly Interest Period will begin on, and include, the 25th day of the month in which the preceding Monthly Interest Period ended and end on, but exclude, the Maturity Date or any earlier redemption date.

The CPI Determination Date for each Monthly Interest Period occurring after the Fixed Interest Rate Period will be the day corresponding to the Interest Payment Date for such Monthly Interest Period (or April 25, 2013, in the case of the first Monthly Interest Period ending after the Fixed Interest Rate Period). There will be no CPI Determination Date for any Monthly Interest Period occurring during the Fixed Interest Rate Period.

You will not earn interest on your Notes with respect to any Monthly Interest Period occurring after the Fixed Interest Rate Period unless, on the CPI Determination Date corresponding to such Monthly Interest Period, the sum of (i) the applicable CPI Year-Over-Year Change (which may be negative) plus (ii) the Spread (the “Floating Interest Rate”) is positive; provided, however, that if on the relevant CPI Determination Date the Floating Interest Rate is greater than the Interest Rate Cap of 8.00% per annum, the Floating Interest Rate will be equal to the Interest Rate Cap. Accordingly, the actual interest payable on your Notes on any Interest Payment Date occurring after the Fixed Interest Rate Period may be zero and the return on your Notes over their term may be significantly less than the return on a comparable fixed rate debt instrument.

Whether interest is payable on any Interest Payment Date occurring after the Fixed Interest Rate Period will depend on the sum of the CPI Year-Over-Year Change and the Spread on the CPI Determination Date corresponding to the related Monthly Interest Period.

For each Monthly Interest Period occurring after the Fixed Interest Rate Period:

Step 1: Determine the CPI Year-Over-Year Change on each CPI Determination Date

The CPI Year-Over-Year Change, for any Monthly Interest Period occurring after the Fixed Interest Rate Period as determined on the corresponding CPI Determination Date, measures the year-over-year change in the Consumer Price Index for the twelve month period ending 3 months prior to the month containing such CPI Determination Date.

Step 2: Calculate the Applicable Interest Rate

For any Monthly Interest Period occurring after the Fixed Interest Rate Period, if the sum of (i) the applicable CPI Year-Over-Year Change plus (ii) 2.00% (the “Spread”) is greater than zero, the Applicable Interest Rate will equal:

CPI Year-Over-Year Change (which may be negative) + Spread

provided, however, that if on the relevant CPI Determination Date the sum of the applicable CPI Year-Over-Year Change plus the Spread is greater than the Interest Rate Cap of 8.00% per annum, the Applicable Interest Rate will equal the Interest Rate Cap.

For any Monthly Interest Period occurring after the Fixed Interest Rate Period, if, on the relevant CPI Determination Date, the sum of (i) the CPI Year-Over-Year Change plus (ii) the Spread is zero or negative, the Applicable Interest Rate will equal 0.00%.

Step 3: Calculate the amount of interest to be paid on the Notes for the Monthly Interest Period

The amount of interest to be paid on the Notes for any Monthly Interest Period occurring after the Fixed Interest Rate Period is equal to the product of (a) the principal amount of the Notes, (b) the Applicable Interest Rate for that Monthly Interest Period and (c) 30/360.

Can you sell the Notes back to us?

Although we are not obligated to do so, our current practice is to quote you a price to purchase your Notes upon request. However, any purchase price we quote you prior to redemption at maturity will take into consideration then-current market conditions and expectations of future payments on the Notes, among other things, and, as a result, the purchase price at which we would repurchase your Notes prior to maturity may be significantly less than the principal amount of the Notes. You should therefore be prepared to hold the Notes to maturity.

The Notes Are Part of a Series.

The Notes are part of a series of debt securities entitled “Medium-Term Notes, Series A” which we may issue from time to time under our indenture, which is described in the accompanying prospectus. This pricing supplement summarizes general financial and other terms that apply to the Notes. Terms that apply generally to all Medium Term Notes, Series A are described in “Description of Debt Securities We May Offer” in the accompanying prospectus. The terms described here (i.e., in this pricing supplement) supplement those described in the accompanying prospectus and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

Hypothetical examples of how the Applicable Interest Rate is calculated for Monthly Interest Periods occurring after the Fixed Interest Rate Period

The Applicable Interest Rate for each Monthly Interest Period occurring during the Fixed Interest Rate Period is 3.65% per annum.

For any Monthly Interest Period occurring after the Fixed Interest Rate Period, if the sum of (i) the CPI Year-Over-Year Change (which may be negative) plus (ii) the Spread (the “Floating Interest Rate”) is greater than zero, the Applicable Interest Rate will equal the Floating Interest Rate; provided, however, that if the Floating Interest Rate is greater than the Interest Rate Cap, the Applicable Interest Rate will equal the Interest Rate Cap. In no event, however, will the minimum Applicable Interest Rate for any such Monthly Interest Period be less than 0.00%. The examples below are based on hypothetical CPI Year-Over-Year Changes and the Spread of 2.00% per annum and are provided for purposes of illustration only. The actual Applicable Interest Rate for any Monthly Interest Period occurring after the Fixed Interest Rate Period will depend on the actual CPI Year-Over-Year Change, which will be determined on the CPI Determination Date corresponding to such Monthly Interest Period. The results in the table below are based solely on the hypothetical examples cited; the hypothetical CPI Year-Over-Year Changes values have been chosen arbitrarily for the purpose of these examples, are not associated with any research forecasts for the CPI and should not be taken as indicative of the future performance of the CPI. Numbers in the table have been rounded for ease of analysis.

The below table illustrates how changes in the CPI Year-Over-Year Change would affect the Applicable Interest Rate and, consequently, the amount of interest payable on an Interest Payment Date occurring after the Fixed Interest Rate Period. While the table reflects the amount of interest payable on a single Interest Payment Date, the same calculation will be made in determining the Applicable Interest Rate for each Monthly Interest Period occurring after the Fixed Interest Rate Period and the interest amount payable on the corresponding Interest Payment Date, based on the actual CPI Year-Over-Year Change determined on the CPI Determination Date.

CPI Year-Over-Year Change	Applicable Interest Rate*		Interest amount payable on an Interest Payment Date**
6.50%	8.00	%***	$6.67	***
5.00%	7.00%		$5.83
3.00%	5.00%		$4.17
1.00%	3.00%		$2.50
0.00%	2.00%		$1.67
-1.00%	1.00%		$0.83
-2.00%	0.00%		$0.00
-3.00%	0.00%		$0.00

*   Applicable Interest Rate = CPI Year-Over-Year Change + 2.00%

** The interest amount payable on an Interest Payment Date occurring after the Fixed Interest Rate Period per $1,000 Note is equal to:
$1,000 x Applicable Interest Rate, converted to a decimal equivalent, x (30/360)

*** Interest is capped at the Interest Rate Cap of 8.00% per annum.

Fluctuations in the CPI Year-Over-Year Change make the Applicable Interest Rate on the Notes for any Monthly Interest Period occurring after the Fixed Interest Rate Period difficult to predict and, as a result, your effective return on the Notes may be lower than anticipated or even be zero for one or more of those Monthly Interest Periods.

Historical Levels of the CPI

The following table shows, for illustrative purposes, for each month from January 2001 to February 2011, the historical levels of the CPI, as reported by the Index Sponsor, and the CPI Year-Over-Year Change, calculated based on such reported CPI.

Historical levels of the CPI are not an indication of the future levels of the CPI during the term of the Notes. In the past, the CPI has experienced periods of volatility, and such volatility may occur in the future. Fluctuations and trends in the CPI that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future. Holders of the Notes will receive interest payments that will be affected by changes in the CPI and such changes may be significant. The level and direction of the CPI is a function of the changes in specified consumer prices over time and depends on a number of interrelated factors, including economic, financial and political events, over which neither UBS AG for, UBS Securities LLC. nor any of their respective affiliates has any control.

You should consider the risk that for Monthly Interest Periods after the Fixed Interest Rate Period the Applicable Interest Rate calculation provisions applicable to the Notes are based upon the CPI, subject to the Interest Rate Cap. The CPI itself and the way the Index Sponsor calculates the CPI may change in the future or the CPI may no longer be published. There can be no assurance that the Index Sponsor will not change the method by which it calculates the CPI or that the CPI will continue to be published. In addition, changes in the way the CPI is calculated could reduce the level of the CPI and lower the interest payment with respect to the Notes, and therefore the secondary market for, and the market value of the Notes, may be significantly reduced.

Month	CPI	CPI Y-o-Y%	Month	CPI	CPI Y-o-Y%	Month	CPI	CPI Y-o-Y%
Feb 2011	221.309	2.11	Aug 2007	207.917	1.97	Feb 2004	186.200	1.69
Jan 2011	220.223	1.63	Jul 2007	208.299	2.36	Jan 2004	185.200	1.93
Dec 2010	219.179	1.50	Jun 2007	208.352	2.69	Dec 2003	184.300	1.88
Nov 2010	218.803	1.14	May 2007	207.949	2.69	Nov 2003	184.500	1.77
Oct 2010	218.711	1.17	Apr 2007	206.686	2.57	Oct 2003	185.000	2.04
Sep 2010	218.439	1.14	Mar 2007	205.352	2.78	Sep 2003	185.200	2.32
Aug 2010	218.312	1.15	Feb 2007	203.499	2.42	Aug 2003	184.600	2.16
Jul 2010	218.011	1.24	Jan 2007	202.416	2.08	Jul 2003	183.900	2.11
Jun 2010	217.965	1.05	Dec 2006	201.800	2.54	Jun 2003	183.700	2.11
May 2010	218.178	2.02	Nov 2006	201.500	1.97	May 2003	183.500	2.06
Apr 2010	218.009	2.24	Oct 2006	201.800	1.31	Apr 2003	183.800	2.22
Mar 2010	217.631	2.31	Sep 2006	202.900	2.06	Mar 2003	184.200	3.02
Feb 2010	216.741	2.14	Aug 2006	203.900	3.82	Feb 2003	183.100	2.98
Jan 2010	216.687	2.63	Jul 2006	203.500	4.15	Jan 2003	181.700	2.60
Dec 2009	215.949	2.72	Jun 2006	202.900	4.32	Dec 2002	180.900	2.38
Nov 2009	216.330	1.84	May 2006	202.500	4.17	Nov 2002	181.300	2.20
Oct 2009	216.177	-0.18	Apr 2006	201.500	3.55	Oct 2002	181.300	2.03
Sep 2009	215.969	-1.29	Mar 2006	199.800	3.36	Sep 2002	181.000	1.51
Aug 2009	215.834	-1.48	Feb 2006	198.700	3.60	Aug 2002	180.700	1.80
Jul 2009	215.351	-2.10	Jan 2006	198.300	3.99	Jul 2002	180.100	1.46
Jun 2009	215.693	-1.43	Dec 2005	196.800	3.42	Jun 2002	179.900	1.07
May 2009	213.856	-1.28	Nov 2005	197.600	3.46	Apr 2002	179.800	1.64
Apr 2009	213.240	-0.74	Oct 2005	199.200	4.35	Mar 2002	178.800	1.48
Mar 2009	212.709	-0.38	Sep 2005	198.800	4.69	Feb 2002	177.800	1.14
Feb 2009	212.193	0.24	Aug 2005	196.400	3.64	Jan 2002	177.100	1.14
Jan 2009	211.143	0.03	Jul 2005	195.400	3.17	Dec 2001	176.700	1.55
Dec 2008	210.228	0.09	Jun 2005	194.500	2.53	Nov 2001	177.400	1.90
Nov 2008	212.425	1.07	May 2005	194.400	2.80	Oct 2001	177.700	2.13
Oct 2008	216.573	3.66	Apr 2005	194.600	3.51	Sep 2001	178.300	2.65
Sep 2008	218.783	4.94	Mar 2005	193.300	3.15	Aug 2001	177.500	2.72
Aug 2008	219.086	5.37	Feb 2005	191.800	3.01	Jul 2001	177.500	2.72
Jul 2008	219.964	5.60	Jan 2005	190.700	2.97	Jun 2001	178.000	3.25
Jun 2008	218.815	5.02	Dec 2004	190.300	3.26	May 2001	177.700	3.62
May 2008	216.632	4.18	Nov 2004	191.000	3.52	Apr 2001	176.900	3.27
Apr 2008	214.823	3.94	Oct 2004	190.900	3.19	Mar 2001	176.200	2.92
Mar 2008	213.528	3.98	Sep 2004	189.900	2.54	Feb 2001	175.800	3.53
Feb 2008	211.693	4.03	Aug 2004	189.500	2.65	Jan 2001	175.100	3.73
Jan 2008	211.08	4.28	Jul 2004	189.400	2.99
Dec 2007	210.036	4.08	Jun 2004	189.700	3.27
Nov 2007	210.177	4.31	May 2004	189.100	3.05
Oct 2007	208.936	3.54	Apr 2004	188.000	2.29
Sep 2007	208.490	2.76	Mar 2004	187.400	1.74

The following chart shows, for illustrative purposes, the CPI Year-Over-Year Change from February 2001 through February 2011. Fluctuations in the level of the CPI make the Notes’ effective Interest Rate difficult to predict and can result in effective Interest Rates to investors that are lower than anticipated. In addition, historical CPI Year-Over-Year Changes are not necessarily indicative of future CPI Year-Over-Year Changes, and fluctuations in inflation rates and inflation rate trends that have occurred in the past are not necessarily indicative of fluctuations that may occur in the future.

Risk Factors

Your investment in the Notes will involve risks. The Notes are not secured debt. Unlike ordinary debt securities, the return on the Notes after the Fixed Interest Rate Period is linked to the CPI Year-Over-Year Change. This section describes some of the most significant risks relating to an investment in the Notes. We urge you to read the following information about these risks, together with the other information in this pricing supplement and the accompanying prospectus, before investing in the Notes.

The Notes are intended to be held to maturity. UBS will repay the full principal amount of the Notes only if you hold the Notes to maturity. Changes in the value of the CPI could result in a substantial loss to you if you sell your Notes in any secondary market that may develop prior to maturity.

UBS will pay you at least the minimum payment of the full principal amount of your Notes only if you hold your Notes to maturity. If you choose to sell your Notes in the secondary market prior to maturity, the trading value of the Notes will be affected by factors that interrelate in complex ways, including the level and direction of inflation rates, the anticipated level and potential volatility of the CPI, the method of calculating the CPI, the time remaining to the maturity of the Notes, the creditworthiness of UBS AG and the availability of comparable instruments. In particular, to the extent that the sum of the CPI Year-Over-Year Change and the Spread is zero or negative or results in a percentage that would result in an effective rate lower than that of a comparable fixed-rate instrument, or the market perceives that the risk of this occurring increases, the trading price of the Notes may be adversely affected. You should be willing to hold your Notes to maturity. If you are able to sell your Notes in the secondary market prior to maturity, you may not receive the full principal amount of your Notes sold, and you may receive a dollar price less than 100% of the applicable principal amount of Notes sold.

The interest payments on the Notes paid by UBS for any Monthly Interest Periods occurring after the Fixed Interest Rate Period are uncertain and could be zero or relatively low amounts in periods of mild inflation.

The interest payable on the Notes by UBS for any Monthly Interest Periods occurring after the Fixed Interest Rate Period is uncertain, and movements in the CPI will affect whether and the extent to which you will receive interest on the Notes in any such Monthly Interest Period. For any Monthly Interest Period occurring after the Fixed Interest Rate Period, if the sum of the CPI Year-Over-Year Change and the Spread (the “Floating Interest Rate”) is greater than zero, the Applicable Interest Rate will equal the Floating Interest Rate; provided, however, if the Floating Interest Rate is greater than the Interest Rate Cap of 8.00% per annum, the Applicable Interest Rate will equal the Interest Rate Cap. However, there is also a risk that, on any CPI Determination Date, the sum of (i) the CPI Year-Over-Year Change plus (ii) the Spread may be zero or negative, in which event no interest will accrue for the corresponding Monthly Interest Period, or that the sum results in a percentage that will result in an effective yield that is below that of a comparable fixed-rate instrument. There are multiple factors that have and will continue to impact the CPI Year-Over-Year Change. If the Floating Interest Rate is zero or negative on any CPI Determination Date, no interest will accrue for or be payable with respect to the corresponding Monthly Interest Period and, as a result, your return on the Notes may be zero in any given Monthly Interest Period. If , on the other hand, the Floating Interest Rate is greater than the Interest Rate Cap on a CPI Determination Date, interest on the Notes will be capped at the Interest Rate Cap for the Monthly Interest Period. Fluctuations in the CPI may make the value of the Notes difficult to predict and more volatile than conventional fixed or floating interest rate debt securities and can result in effective returns to investors that are lower than anticipated.

Information about historical values may not be indicative of future values.

Included above in “Historical Levels of the CPI” is information about the historical levels of the CPI and the CPI Year-Over-Year Change. These historical levels have been furnished as a matter of information only, and you should not regard the information as indicative of the range of, or trends in, fluctuations in the CPI or the CPI Year-Over-Year Change that may occur in the future. There are multiple factors that have and will continue to impact the CPI Year-Over-Year Change and fluctuations in the CPI and the CPI Year-Over-Year Change may make the value of the Notes difficult to predict and more volatile than conventional fixed or floating interest rate debt securities and can result in effective returns to investors that are lower than anticipated. For this reason, the value of the Notes at any given time may not necessarily track the movements in the CPI.

The market value of the Notes may be influenced by unpredictable factors.

The existence, magnitude and longevity of the risks associated with the Notes depend on factors over which we do not have any control and that cannot readily be foreseen, including, but not limited to:

♦ the rate of inflation;

♦ supply and demand for the Notes, including inventory positions held by UBS Securities LLC or any other market maker;

♦ economic, financial, political, regulatory or judicial events that affect financial markets or the economy generally;

♦ interest rates in the market generally;

♦ the time remaining to maturity; and

♦ the creditworthiness and credit rating of UBS.

In addition, the CPI has experienced periods of volatility and such volatility may occur in the future. Fluctuations and trends in the CPI that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future. As a holder of the Notes, you will receive interest payments for any Monthly Interest Periods occurring after the Fixed Interest Rate Period that will be affected by changes in the CPI. Such changes may be significant and if the sum of the CPI Year-Over-Year Change and the Spread is zero or negative, no interest will accrue for the corresponding Monthly Interest Period. Changes in the CPI are a function of the changes in specified consumer prices over time, which result from the interaction of many factors over which we have no control.

There may not be an active trading market in the Notes, and sales prior to maturity may result in losses.

You should be willing and able to hold your Notes to maturity. There may be little or no secondary market for the Notes. We do not intend to list the Notes on any stock exchange or automated quotation system, and it is not possible to predict whether a secondary market will develop for the Notes. Even if a secondary market for the Notes develops, it may not provide significant liquidity or result in trading of Notes at prices advantageous to you. Sales in the secondary market may result in significant losses. UBS Securities LLC and other affiliates of UBS currently intend to act as market makers for the Notes, but they are not required to do so. Even if UBS Securities LLC, any of our other affiliates or any other market maker makes a market in the Notes, they may stop doing so at any time. We expect there will be little or no liquidity in the Notes. The prices we or our affiliates may offer for the Notes will be discounted to reflect costs and, among other things, changes of and volatility in interest rates in the market.

As a result, if you sell your Notes prior to maturity, you may have to do so at a discount from the issue price and you may suffer losses.

The inclusion of commissions and compensation in the original issue price of the Notes is likely to adversely affect secondary market prices.

Assuming no change in market conditions or any other relevant factors, the price, if any, at which UBS Securities LLC or its affiliates are willing to purchase the Notes in secondary market transactions will likely be lower than the initial public offering price, since the initial public offering price is likely to include, and secondary market prices are likely to exclude, commissions or other compensation paid with respect to the Notes. In addition, any such prices may differ from values determined by pricing models used by UBS AG or its affiliates, as a result of dealer discounts, mark-ups or other transactions.

UBS AG’s or its affiliates’ investments in instruments relating to commodities futures may impair the value of the Notes.

We and our affiliates are active participants in futures contracts, commodities contracts and related swaps as sellers, buyers, dealers, proprietary traders and agents for our customers. As described under “Use of Proceeds and Hedging” on page 13, we or one or more of our affiliates may hedge our or their interest rate exposure from the Notes by entering into various transactions. We or our affiliates may adjust these hedges at any time. These activities may impair the value of the Notes. It is possible that we or our affiliates could receive significant returns from these hedging activities while the value of or amounts payable under the Notes may decline.

Our business activities may create conflicts of interest.

Trading activities related to commodities agreements and other instruments that may affect the CPI may be entered into on behalf of UBS, its affiliates or customers other than for the account of the holders of the Notes or on their behalf. In addition, UBS and its affiliates expect to engage in trading activities related to the CPI that are not for the account of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders’ interests in the Notes and the interests UBS and its affiliates will have in their proprietary accounts in facilitating transactions, including block trades and options and other derivatives transactions, for their customers and in accounts under their management. These trading activities, if they influence the level of the CPI, could be adverse to the interests of the holders of the Notes.

There are potential conflicts of interest between you and the Calculation Agent.

UBS AG, London Branch, will serve as the initial Calculation Agent. UBS AG, London Branch, will, among other things, determine the Applicable Interest Rate throughout the term of the Notes. For a description of the Calculation Agent’s role, see “General Terms of the Notes—Role of Calculation Agent” on page 13. The Calculation Agent will exercise its judgment when performing its functions.

We and our affiliates may have published research, expressed opinions or provided recommendations that are inconsistent with investing in or holding the Notes, and may do so in the future. Any such research, opinions or recommendations could affect the interest rate futures to which the Notes are linked or the market value of the Notes.

UBS and its affiliates publish research from time to time with respect to general movements in the CPI and other matters that may influence the value of the Notes, express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. UBS and its affiliates may have published research or other opinions that call into question the investment view implicit in the Notes. Any research, opinions or recommendations expressed by UBS or its affiliates may not be consistent with each other and may be modified from time to time without notice. You should make your own independent investigation regarding the merits of investing in the Notes and the CPI to which the Notes are linked.

No current research recommendation.

Neither UBS nor any of its subsidiaries or affiliates currently publishes research on, or assigns a research recommendation to, the Notes.

Credit of UBS

The Notes are unsubordinated and unsecured debt obligations of the issuer, UBS AG, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including interest and any repayment of principal, depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS may affect the market value of the Notes and, in the event UBS were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes and you could lose your entire investment.

The Notes are not insured by the FDIC or any other governmental agency.

The Notes are not deposit liabilities of UBS, and neither the Notes nor your investment in the Notes are insured by the United States Federal Deposit Insurance Corporation (“FDIC”) or any other governmental agency of the United States, Switzerland or any other jurisdiction.

Your Notes Will Be Treated as Debt Instruments Subject to Special Rules Governing Contingent Payment Debt Instruments for U.S. Federal Income Tax Purposes

The Notes will be treated as subject to the special rules governing contingent payment debt instruments for United States federal income tax purposes. The effect of these rules will be to require you to include an amount of interest in income in certain periods that is more than the stated interest on your note in such periods. We expect that this will be the case during the Fixed Interest Rate Period. Conversely, you will be required to include an amount of interest in income in certain periods that is less than the interest that is due on your note for such periods. We expect that for the period between the close of the Fixed Interest Rate Period and the maturity of the Notes, you will, in the aggregate, be required to include an amount of interest in income that is less than the interest that is required to be paid on the Notes during such period. In addition, any gain you may recognize on the sale or maturity of the Notes will be taxed as ordinary interest income.

Please also consult your own tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your notes in your particular circumstances.

General Terms of the Notes

The following is a summary of the general terms of the Notes. The information in this section is qualified in its entirety by the information set forth in the accompanying prospectus. In this section, references to “holders” mean you, as owner of the Notes registered in your name, on the books that we or the trustee maintain for this purpose, and not those holders who own beneficial interests in the Notes registered in street name or in the Notes issued in book-entry form through the Depository Trust Company or another depositary. As an owner of beneficial interests in the Notes, you should read the section entitled “Legal Ownership and Book-Entry Issuance” in the accompanying prospectus.

In addition to the terms described elsewhere in this pricing supplement, the following general terms will apply to the Notes:

Denominations

Your minimum investment is one Note at the principal amount. The principal amount of each Note will be $1,000.

Maturity Date

The Maturity Date for the Notes will be March 25, 2021. If that day is not a business day, payment will be made on the immediately succeeding day that is a business day, with the same effect as if paid on the original due date.

Interest Payment Dates

Interest Payment Dates shall be the 25th day of each month, commencing on April 25, 2011, and ending with the Maturity Date. If any such day is not a business day, payment will be made on the immediately succeeding day that is a business day, with the same effect as if paid on the original due date.

Regular Record Dates for Interest Payments

The regular record date relating to an interest payment on the Notes shall be the business day prior to the Interest Payment Date. For the purpose of determining the holder at the close of business on a regular record date, the close of business will mean 5:00 P.M., New York City time, on that day.

Discontinuance of or Adjustments to the CPI; Alteration of Method of Calculation

If the Index Sponsor discontinues publication of the CPI and it or any other person or entity publishes a substitute index that the Calculation Agent determines is comparable to the CPI and approves as a successor index, then the Calculation Agent will determine the CPI Year-Over-Year Change and any amount payable on the Notes by reference to such successor index.

If the Calculation Agent determines that the publication of the CPI is discontinued or altered in a manner materially adverse to the interests of holders of the Notes, or there is no successor index on any date when the CPI Year-Over-Year Change is required to be determined, then the Calculation Agent, following consultation with UBS, shall calculate the Applicable Interest Rate on the basis of an appropriate alternative index, as necessary. Determinations of the Calculation Agent as to the identity of the alternative index or the method of calculating the Applicable Interest Rate based on such alternative index shall be final.

If the base reference period of the CPI is changed, but the Index Sponsor continues to publish statistics based on the base reference period as of the date of this Prospectus Supplement (the “Prior Basis CPI”), the Calculation Agent will continue to use the Prior Basis CPI. If the Prior Basis CPI is no longer published, the Calculation Agent shall use the CPI based on the new base reference period (the “New Basis CPI”), adjusting the New Basis CPI to make it equivalent to the Prior Basis CPI.

Redemption Price upon Optional Tax Redemption

We have the right to redeem the Notes in the circumstances described under “Description of Debt Securities We May Offer—Optional Tax Redemption” in the accompanying prospectus.

Manner of Payment and Delivery

Any payment on or delivery of the Notes at maturity will be made to accounts designated by you and approved by us, or at the office of the trustee in New York City, but only when the Notes are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Business Day

When we refer to a “business day” with respect to the Notes, we mean a Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in New York City or London generally are authorized or obligated by law, regulation or executive order to close. Any payment on your Notes that would otherwise be due on a day that is not a business day may instead be paid on the immediately preceding day that is a business day, with the same effect as if paid on the original due date, except as described under “—Maturity Date” and “—Interest Payment Dates” above.

Following Unadjusted Business Day Convention

As described in “Description of Debt Securities We May Offer—Payment Mechanics for Debt Securities” in the accompanying prospectus, any payment on the Notes that would otherwise be due on a day that is not a business day may instead be paid on the next day that is a business day, with the same effect as if paid on the original due date.

Role of Calculation Agent

UBS AG, London Branch, will serve as the initial Calculation Agent. We may change the Calculation Agent after the original issue date of the Notes without notice. The Calculation Agent will make all determinations regarding CPI Year-Over-Year Change, the amount of any Interest Payment to which you may be entitled, payments on the Notes due at maturity, business days, the Applicable Interest Rate and any other amounts payable in respect of your Notes. Absent manifest error, all determinations of the Calculation Agent will be final and binding on you and us, without any liability on the part of the Calculation Agent. You will not be entitled to any compensation from us for any loss suffered as a result of any of the above determinations by the Calculation Agent.

Booking Branch

The Notes will be booked through UBS AG, Jersey Branch.

Use of Proceeds and Hedging

We will use the net proceeds we receive from the sale of the Notes for the purposes we describe in the accompanying prospectus under “Use of Proceeds.” We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the Notes as described below.

In connection with the sale of the Notes, we or our affiliates may enter into hedging transactions involving the execution of commodities futures, swap and option transactions, purchases and sales of securities linked to components of the CPI and listed or over-the-counter options on the CPI or the execution of other derivative transactions with returns linked to or related to changes in the CPI both before and after the Issue Date of the Notes. From time to time, we or our affiliates may enter into additional hedging transactions or unwind those we have entered into.

We or our affiliates may acquire a long or short position in securities similar to the Notes from time to time and may, in our or their sole discretion, hold or resell those securities.

The hedging activity discussed above may adversely affect the market value of the Notes from time to time and payment on the Notes at maturity. See “Risk Factors” beginning on page 9 for a discussion of these adverse effects.

Certain ERISA Considerations

UBS, UBS Securities LLC and other of its affiliates may each be considered a “party in interest” within the meaning of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), or a “disqualified person” (within the meaning of Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”)) with respect to an employee benefit plan that is subject to ERISA and/or an individual retirement account, Keogh plan or other plan or account that is subject to Section 4975 of the Code (“Plan”). The purchase of the Notes by a Plan with respect to which UBS Securities LLC or any of UBS’s affiliates acts as a fiduciary, as defined in Section 3(21) of ERISA and/or Section 4975 of the Code (“Fiduciary”), would constitute a prohibited transaction under ERISA or the Code unless acquired pursuant to and in accordance with an applicable exemption. The purchase of the Notes by a Plan with respect to which UBS Securities LLC or any of UBS’s affiliates does not act as a Fiduciary but for which any of the above entities does provide services could also be prohibited, but one or more exemptions may be applicable. Any person proposing to acquire any Notes on behalf of a Plan should consult with counsel regarding the applicability of the prohibited transaction rules and the applicable exemptions thereto. The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for prohibited transactions that may arise from the purchase or holding of the Notes. These exemptions are PTCE 84-14 (for transactions determined by independent qualified professional asset managers), 90-1 (for insurance company pooled separate accounts), 91-38 (for bank collective investment funds), 95-60 (for insurance company general accounts) and 96-23 (for transactions managed by in-house asset managers). Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code also provide an exemption for the purchase and sale of securities where neither UBS nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of the Plan involved in the transaction and the Plan pays no more and receives no less than “adequate consideration” in connection with the transaction (the “service provider exemption”).

Upon purchasing the Notes, any purchaser or holder will be deemed to have represented either that (1) it is not a Plan or a governmental, church or non-U.S. plan that is subject to any federal, state, local or non-U.S. law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code (“Similar Laws”) and is not purchasing Notes on behalf of or with the assets of any Plan or plan subject to Similar Laws or (2) the acquisition, holding and, to the extent relevant, disposition of the Notes shall not constitute or result in a non-exempt prohibited transaction under Section 406 of ERISA, Section 4975 of the Code or any provision of Similar Law.

Purchasers of the Notes have exclusive responsibility for ensuring that their purchase and holding of the Notes do not violate the fiduciary or prohibited transaction rules of ERISA or the Code or any similar provisions of Similar Laws. The sale of any Notes to a Plan or plan subject to Similar Laws is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by any such plans generally or any particular plan, or that such investment is appropriate for such plans generally or any particular plan.

The discussion above supplements the discussion under “Benefit Plan Investor Considerations” in the accompanying prospectus.

Supplemental U.S. Tax Considerations

You should carefully consider, among other things, the matters set forth under “U.S. Tax Considerations” in the accompanying prospectus. The following discussion summarizes certain U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of the Notes. This discussion assumes that the description of the Notes in this pricing supplement is materially correct. This summary supplements the sections “U.S. Tax Considerations” in the accompanying prospectus and is subject to the limitations and exceptions set forth therein.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, the Notes will be treated as debt instruments subject to the special rules governing contingent payment debt instruments for United States federal income tax purposes.

One consequence of the application of the contingent payment debt instrument rules to your notes is that you will be required to include an amount of interest in income in certain periods that is more than the stated interest on your note in such periods. We expect that this will be the case during the Fixed Interest Rate Period. Conversely, you will be required to include an amount of interest in income in certain periods that is less than the interest that is due on your note for such periods. We expect that for the period between the close of the Fixed Interest Rate Period and the maturity of the Notes, you will, in the aggregate, be required to include an amount of interest in income that is less than the interest that is required to be paid on the Notes during such period.

Under the rules governing contingent payment debt instruments, the amount of interest you are required to take into account over the term of the Notes will be determined by constructing a projected payment schedule for the Notes, and applying the rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions otherwise similar to the Notes (the “comparable yield”) and then determining a payment schedule as of the issue date that would produce the comparable yield. Under these rules, you will only accrue interest based on the comparable yield. You will not have to separately include any coupons that you receive on your Notes, except to the extent of any positive or negative adjustments discussed below.

We have determined that the comparable yield for the Notes is equal to 4.6491% per annum, compounded monthly. Based on the comparable yield, if you are an initial holder that holds the Notes until the stated maturity date and you pay your taxes on a calendar year basis, we have determined that you will be generally required to include the following amount of ordinary income (subject to the positive and negative adjustments described below) for each $1,000 investment in the Notes each year: $35.7665 in 2011, $47.0768 in 2012, $47.4414 in 2013, $47.5163 in 2014, $47.6169 in 2015, $47.6450 in 2016, $47.5274 in 2017, $47.3011 in 2018, $47.0291 in 2019, $46.7290 in 2020, and $10.8573 in 2021.

In addition, we have determined the projected payments for a note (based on an investment of $1,000) are as follows:

	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021
January	-	$3.0417	$3.0417	$3.9027	$3.8464	$3.9777	$4.2967	$4.4562	$4.5218	$4.5125	$4.5500
February	-	$3.0417	$3.0417	$3.8745	$3.8558	$3.9965	$4.3248	$4.4562	$4.5218	$4.5125	$4.5500
March	-	$3.0417	$3.0417	$3.4899	$3.4899	$3.7526	$3.9308	$4.0246	$4.0903	$4.2216	$4.1091
April	$3.0417	$3.0417	$4.0434	$3.8464	$3.8839	$4.0340	$4.3717	$4.4562	$4.5312	$4.5125	-
May	$3.0417	$3.0417	$3.9120	$3.7057	$3.7619	$3.9214	$4.2498	$4.3154	$4.3811	$4.3717	-
June	$3.0417	$3.0417	$4.0340	$3.8276	$3.9027	$4.0809	$4.3999	$4.4655	$4.5312	$4.5218	-
July	$3.0417	$3.0417	$3.8933	$3.6963	$3.7901	$3.9777	$4.2779	$4.3248	$4.3811	$4.3811	-
August	$3.0417	$3.0417	$4.0152	$3.8182	$3.9214	$4.1372	$4.4280	$4.4749	$4.5312	$4.5218	-
September	$3.0417	$3.0417	$3.9965	$3.8182	$3.9308	$4.1653	$4.4374	$4.4843	$4.5218	$4.5312	-
October	$3.0417	$3.0417	$3.8464	$3.7057	$3.8182	$4.0621	$4.2967	$4.3530	$4.3811	$4.3811	-
November	$3.0417	$3.0417	$3.9496	$3.8276	$3.9590	$4.2310	$4.4468	$4.5031	$4.5218	$4.5312	-
December	$3.0417	$3.0417	$3.7995	$3.7150	$3.8464	$4.1184	$4.3061	$4.3624	$4.3717	$4.3905	-

You are required to use the comparable yield and projected payment schedule set forth above in determining your interest accruals in respect of the Notes, unless you timely disclose and justify on your United States federal income tax return the use of a different comparable yield and projected payment schedule.

The comparable yield and projected payment schedule set forth above are not provided to you for any purpose other than the determination of your interest accruals in respect of the Notes, and we make no representations regarding the amount of contingent payments with respect to the Notes.

The amount of original issue discount on a note for each accrual period is determined by multiplying the comparable yield of the Note, adjusted for the length of the accrual period, by the Note’s adjusted issue price (as defined below) at the beginning of the accrual period. The amount of original issue discount so determined is then allocated on a ratable basis to each day in the accrual period that you have held the Note. The adjusted issue price of a note at the beginning of any accrual period will generally be its original issue price increased by the amount of original issue discount allocable to all prior accrual periods, determined without regard to any positive or negative adjustments to interest accruals described below, and decreased by the amount of any projected payments previously scheduled to have been made with respect to the Note.

In addition to interest accrued based on the comparable yield as described above, if, during any taxable year, the actual payments with respect to the Notes exceed the projected payments for that taxable year, you would incur a “net positive adjustment” equal to the amount of such excess. You would treat a net positive adjustment as additional interest income in that taxable year.

If, during any taxable year, the actual payments with respect to the Notes are less than the amount of projected payments for that taxable year, you would incur a “net negative adjustment” equal to the amount of such deficit. This net negative adjustment would (a) reduce your interest income on the Notes for that taxable year, and (b) to the extent of any excess after the application of (a), give rise to an ordinary loss to the extent of your interest income on the Notes during prior taxable years, reduced to the extent such interest was offset by prior net negative adjustments. If you are a non-corporate holder, you would generally only be able to use such ordinary loss to offset your income in the taxable year in which you recognize the ordinary loss and would generally not be able to carry such ordinary loss forward or back to offset income in other taxable years. Any net negative adjustment in excess of the amounts described in (a) and (b) would be carried forward as a negative adjustment to offset future interest income with respect to the Notes or to reduce the amount realized on a sale, exchange, redemption or repurchase of the Notes. A net negative adjustment is not subject to the two percent floor limitation on miscellaneous itemized deductions. It is possible that any Form 1099-OID you receive in respect of the Notes may not take net negative or positive adjustments into account and therefore may overstate or understate your interest inclusions. You should consult your tax advisor as to whether and how adjustments should be made to the amounts reported on any Form 1099-OID.

We have determined that the original issue price of each note is $1,000. If you purchase the Notes for an amount that differs from the Notes’ adjusted issue price at the time of the purchase, you must determine the extent to which the difference between the price you paid for the Notes and their adjusted issue price is attributable to a change in expectations as to the projected payment schedule, a change in interest rates, or both, and allocate the difference accordingly.

If you purchase the Notes for an amount that is less than the adjusted issue price of the Notes, you must (a) make positive adjustments increasing the amount of interest that you would otherwise accrue and include in income each year to the extent of amounts allocated to a change in interest rates under the preceding paragraph and (b) make positive adjustments increasing the amount of ordinary income (or decreasing the amount of ordinary loss) that you would otherwise recognize upon the date of a projected payment to the extent of amounts allocated to a change in expectations as to the amount of that projected payment under the preceding paragraph. If you purchase the Notes for an amount that is greater than the adjusted issue price of the Notes, you must (a) make negative adjustments decreasing the amount of interest that you would otherwise accrue and include in income each year to the extent of amounts allocated to a change in interest rates under the preceding paragraph and (b) make negative adjustments decreasing the amount of ordinary income (or increasing the amount of ordinary loss) that you would otherwise recognize upon the date of a projected payment to the extent of amounts allocated to a change in expectations as to the amount of that projected payment under the preceding paragraph. Adjustments allocated to the interest amount are not made until the date the daily portion of interest accrues.

Because any Form 1099-OID that you receive will not reflect the effects of positive or negative adjustments resulting from your purchase of the Notes at a price other than the adjusted issue price determined for tax purposes, you are urged to consult with your tax advisor as to whether and how adjustments should be made to the amounts reported on any Form 1099-OID.

You will recognize gain or loss upon the sale, exchange or maturity of the Notes in an amount equal to the difference, if any, between the amount you receive at such time and your adjusted tax basis in the Notes. In general, your adjusted tax basis in the Notes will equal the amount you paid for the Notes, increased by the amount of interest you previously accrued with respect to the Notes (in accordance with the comparable yield for the Notes), decreased by the projected amount of any interest payments previously made to you with respect to the Notes and increased or decreased by the amount of any positive or negative adjustment, respectively, that you are required to make under the rules described above if you purchase the Notes at a price other than the adjusted issue price of the Notes.

Any gain you may recognize upon the sale, exchange or maturity of the Notes will generally be ordinary interest income. Any loss you recognize at such time will generally be ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of the Notes less the total net negative adjustments you took into account as ordinary loss, and thereafter will be capital loss. If you are a non-corporate holder, you will generally only be able to use such ordinary loss to offset your income in the taxable year in which you recognize the ordinary loss and will generally not be able to carry such ordinary loss forward or back to offset income in other taxable years. The deductibility of capital losses is subject to limitations.

Medicare Tax. For taxable years beginning after December 31, 2012, a U.S. person that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax (the “Medicare tax”) on the lesser of (1) the U.S. person’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. person’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A United States holder’s net investment income will generally include its gross interest income (including income accrued based on the comparable yield for the Notes) and its net gains from the sale, redemption or maturity of the Notes, unless such gross interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. person that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your gains in respect of your investment in the Notes.

Treasury Regulations Requiring Disclosure of Reportable Transactions. Treasury regulations require United States taxpayers to report certain transactions (“Reportable Transactions”) on Internal Revenue Service Form 8886. Although not free from doubt, an investment in the notes or a sale of the notes should generally not be treated as a Reportable Transaction under current law, but it is possible that future legislation, regulations or administrative rulings could cause your investment in the notes or a sale of the notes to be treated as a Reportable Transaction. You should consult with your tax advisor regarding any tax filing and reporting obligations that may apply in connection with acquiring, owning and disposing of notes.

Information with Respect to Foreign Financial Assets. Under recently enacted legislation, individuals that own “specified foreign financial assets” with an aggregate value in excess of $50,000 in taxable years beginning after March 18, 2010 will generally be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. U.S. holders that are individuals are urged to consult their tax advisors regarding the application of this legislation to their ownership of the debt securities.

Backup Withholding and Information Reporting. If you are a non-corporate United States holder, information reporting and backup withholding will apply as described in “U.S. Tax Considerations—Backup Withholding and Information Reporting” in the accompanying prospectus. Furthermore, pursuant to recently enacted legislation, certain payments in respect of notes made to corporate United States holders after December 31, 2011 may be subject to information reporting and backup withholding.

Supplemental Plan of Distribution

UBS will agree to sell to UBS Securities LLC, and UBS Securities LLC will agree to purchase from UBS, the aggregate principal amount of the Notes specified on the front cover of this pricing supplement. UBS Securities LLC has agreed to purchase the notes from us at 100.00% of the principal amount, resulting in aggregate proceeds to us of $1,000,000. UBS Securities LLC will agree to sell to one or more other securities dealers, and such securities dealers will agree to purchase from UBS Securities LLC, all or a portion of the aggregate principal amount of the notes at 99.30% of the principal amount. Such other dealers propose to offer the notes from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale. Agents or dealers participating in the initial offering of the notes to the public may only sell the notes in such offering at a price that is greater than 98.00% but not more than 100.00% of the principal amount, resulting in an aggregate initial price to public of between $980,000 and $1,000,000. In the future, we or our affiliates may repurchase and resell the offered Notes in market-making transactions. As described in more detail under “Use of Proceeds and Hedging,” we or one of our affiliates may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes. UBS Securities LLC and/or its affiliate may earn additional income as a result of payments pursuant to these swap or related hedge transactions.

UBS may use this pricing supplement and the accompanying prospectus in the initial sale of any Notes. In addition, UBS, UBS Securities LLC or any other affiliate of UBS may use this pricing supplement and the accompanying prospectus in a market-making transaction for any Notes after their initial sale. In connection with this offering, UBS, UBS Securities LLC, any other affiliate of UBS or any other securities dealers may distribute this pricing supplement and the accompanying prospectus electronically. Unless UBS or its agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement and the accompanying prospectus are being used in a market-making transaction.

You should rely only on the information incorporated by reference or provided in this pricing supplement or the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this pricing supplement is accurate as of any date other than the date on the front of the document.

Conflicts of Interest — UBS Securities LLC is an affiliate of UBS and, as such, has a “conflict of interest” in this offering within the meaning of FINRA Rule 5121. In addition, UBS will receive the net proceeds (excluding the underwriting discount) from the initial public offering of the Notes, thus creating an additional conflict of interest within the meaning of Rule 5121. Consequently, the offering is being conducted in compliance with the provisions of Rule 5121. UBS Securities LLC is not permitted to sell Notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

Before investing, you should carefully read the detailed explanation of risks, together with other information in the relevant offering materials discussed below, including but not limited to information concerning the tax treatment of the investment. UBS AG has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents UBS AG has filed with the SEC for more complete information about UBS AG and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov or by calling toll-free 1-800-722-7370.